Appendix A

Middle Kingdom Alliance Corp.
Bernard J. (Jay) Tanenbaum III
Chief Executive Officer

333 Sandy Springs Circle
Suite 223
Atlanta, GA 30328
USA
Tel: 404-843-8585
Fax: 404-257-9125
USA cell: 678-595-4210
email: jtanenbaum@primuscap.com

Unit 35226, 35th Floor CITIC Square
1168 Nanjing Road West
Shanghai 200041
China
Tel: +86 21 5111 9110
Fax: +86 21 5252 4616
China cell: +86 1391 813 5384
email: jtanenbaum@primuscap.com

To: Middle Kingdom Management Team
From: Jay Tanenbaum
Date: May 26, 2006
Subject: Introductions to Companies before Middle Kingdom IPO

Dave Rapaport and I have completed a discussion with our counsel, Ralph De Martino and Cavas Pavri to review appropriate policy regarding investment introductions during the period preceding the closing of our public offering.

The U.S. Securities and Exchange Commission will pay particular concern to the process and the timing of our search and identification of the target company that Middle Kingdom ultimately proposes in a business combination. The regulatory foundation of our IPO is that there can be no identification of our eventual target prior to the IPO closing. Since we do not have any target combination to consider, and we have not approached any potential target regarding a combination with Middle Kingdom, we have nothing to disclose. Not only should we maintain this position, but we should avoid anything that would give an appearance to the contrary.

When we file a merger-proxy statement with the SEC detailing our proposed business combination, we provide a thorough chronology of events. This will include the date of the initial introduction and all subsequent communications. This merger-proxy statement must be approved by the SEC before it can be sent to our shareholders. If the SEC believes that we have not followed the rules they can substantially delay the approval process, potentially putting our entire effort at risk.

Our corporate policy, until our IPO is completed, is to decline discussion with any company regarding Middle Kingdom Alliance's potential interest in an investment or business combination. We understand that each of us is involved in meeting companies that are seeking financing or strategic partners during the regular course of our business activities, apart from Middle Kingdom. Nothing should prevent you from meeting with such companies. However, take care not to ever discuss Middle Kingdom as a potential solution to its needs. Never request information on behalf of Middle Kingdom, and never communicate to the company any interest on behalf of Middle Kingdom.

Each of you, in the normal course of your business apart from Middle Kingdom, may have already reviewed companies, met the management, or traveled to the see it. If one of these businesses should ultimately become the proposed business combination for Middle Kingdom, we and it will each need to represent that discussions regarding Middle Kingdom's interest did not take place prior to the completion of our IPO. Please take care not to indicate or communicate any interest on behalf of Middle Kingdom. If you request any new information from the company to supplement what you might already possess, then you might eliminate that company from our future consideration.

We also understand that each of us may meet from time to time with corporate finance intermediaries, including law firms, accounting firms, brokers, dealers, and other agents. During these meetings, please take care not to ask for specific information regarding any corporate client or investment idea of that intermediary. We will not take any action to review or evaluate a potential target business until completion of our IPO. Meetings with intermediaries are allowed and we should all continue to expand our network of deal sources. However, such meetings cannot lead to specific discussion regarding target companies.

You may also be asked by such intermediaries to sign a confidentiality and/or noncircumvention agreement. All such agreements should be forwarded to Dave Rapaport for review. Dave will make sure that we are consistent in our obligations under these agreements. Dave's review is a requirement before you are authorized to sign.

We look forward to a successful IPO.